Exhibit (a)(12)

21 February 2001

Issued on behalf of Reed International PLC and Elsevier NV

Reed Elsevier's proposed acquisition of Harcourt General is referred to the UK Competition Commission

Reed Elsevier plc today announced that Kim Howells, the UK Minister for Competition and Consumer Affairs has referred its proposed acquisition of Harcourt General Inc. to the UK Competition Commission for further investigation. The Minister's statement refers to concerns relating specifically to the scientific, technical and medical journals market. He also states that his decision does not in any way prejudge the question of whether or not the acquisition would be against the public interest.

Crispin Davis, Chief Executive of Reed Elsevier commenting on the referral said: "We remain convinced that we have a strong case in support of our acquisition of Harcourt. We do not believe that it will have any adverse effect on the public interest, nor any significant implications for the competitive environment. Indeed, we believe there is a compelling logic to our proposals to acquire the Harcourt businesses which will benefit customers. We look forward to explaining the merits of the acquisition to the Commission."

The Secretary of State has asked the Commission to report no later than 28 May 2001, after which the Secretary of State will make his determination. Accordingly, it is not expected that the transaction will close in the first quarter.

The cash tender offer in the US for all the outstanding shares of common stock par value $1.00 per share and all the outstanding shares of A series cumulative convertible stock par value $1.00 per share of Harcourt remains open.

Reed Elsevier and Harcourt are committed to the merger and the contractual arrangements provide for extensions to the tender offer to accommodate the normal regulatory review process. The agreement between Reed Elsevier and The Thomson Corporation for the on sale of certain Harcourt businesses is also unaffected.

For further information please contact:
Catherine May, Reed Elsevier +44 (0)20 7222 8420

Notes to Editors

On 27 October 2000, Reed Elsevier announced that it had signed a definitive agreement with US based Harcourt to make a cash tender offer of $59 per share of common stock, or share equivalent, for the entire issued share capital of Harcourt (NYSE: H). The offer values the equity of the company at $4.45 billion (£3.10 billion/€5.37 billion) and has been unanimously recommended by the Harcourt Board. Reed Elsevier is acquiring Harcourt's Science, Technical and Medical (STM) businesses and its Schools Education and Testing businesses. This will be effected by the purchase of the whole of Harcourt and the on-sale to The Thomson Corporation of Harcourt's Higher Education business and certain Corporate and Professional Services businesses. The total cost of the transaction, after taking into account the on-sale and debt assumed and other liabilities, will be approximately $ 4.5 billion. The transactions are subject to regulatory approvals.

Reed Elsevier plc

Reed Elsevier plc is a world leading publisher and information provider. It is owned equally by its two parent companies, Reed International P.L.C and Elsevier NV. The parent companies are listed on the Amsterdam and London Stock Exchanges and on the New York Stock Exchange. In 1999, Reed Elsevier made adjusted operating profit of £792 million ($1,283 million) on sales of £3,464 million ($5,492 million). The group employs 27,700 people, including 14,800 in North America.

Operating in the scientific, legal, educational and business-to-business sectors, Reed Elsevier provides high value and flexible information solutions to professional end users, with increasing emphasis on internet delivery.

Further information on Reed Elsevier can be found on the company's website at www.reedelsevier.com

Harcourt Inc

Harcourt Inc. is a broadband learning company and a major participant in the growing global markets for education, assessment, training and professional information. The company has organised its businesses into four strategic groups, targeting specific customer sets: Scientific Technical and Medical (STM); Kindergarten to Grade12 Education (K-12); Higher Education and Corporate and Professional Services

In STM, its leading brands include Academic Press, Mosby Inc. and Churchill Livingstone (part of Harcourt Health Sciences) and MD Consult. The Harcourt schools education portfolio includes Harcourt School Publishers, Holt, Reinhart & Winston, Steck-Vaughn, Harcourt College Publishers, Harcourt Learning Direct and Harcourt Educational Measurement. Corporate and Professional Services include The Psychological Corporation, Harcourt Assessment Systems Inc. and Harcourt Learning Center.